UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2005

E.ON AG ———————————————————————————————————
(Translation of registrant’s name into English)

E.ON AG E.ON-Platz 1 D-40479 Düsseldorf Germany
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Ad hoc Announcement dated December 19, 2005, regarding Degussa Disposal; Extra
Dividend and Press Release dated December 20, 2005, regarding Investing in
Security of Supply

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: 12/20/2005	By:	/s/ Michael C. Wilhelm
	Name:	Michael C. Wilhelm
	Title:	Senoir Vice President Accounting

EXHIBIT INDEX

Exhibit No.	Description

99.1	Ad hoc Announcement and Press Release